SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

April 12, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

Attention:  Division of Investment Management

Re:   Mirae Asset Discovery Funds

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Mirae Asset Discovery Funds (the “Fund”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) is the Fund’s initial Registration Statement on Form N-1A (the “Registration Statement”).  The Fund is concurrently filing its Notification of Registration of the Fund on Form N-8A.

The Trustees of the Fund who are not “interested persons” of the Fund, as defined in the Investment Company Act, have not, at the date hereof, been elected.  However, the Board of Trustees of the Fund will be properly constituted in accordance with Section 10 of the Investment Company Act prior to the effective date of the Registration Statement.

Please direct any communications relating to this filing to the undersigned at (212) 839-5856 or to Laurin Blumenthal Kleiman at (212) 839-5525.

Very truly yours,

/s/  Gladys Chang

Gladys Chang

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